# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: loanDepot, Inc., CIK 0001831631
CUSIP: 53946R106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001831631-21-000154
Filed by CIK 0001655400
Persons authorized to receive notices and communications: Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, District Of Columbia (DC), 20001, 202-662-6000

## Reporting persons
- Hsieh Anthony Li (CIK 0001655400): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,633,934; shared voting power 124,551,940; sole dispositive power 6,633,934; shared dispositive power 124,551,940; aggregate amount beneficially owned 131,185,874 (57% of the class)
  Comment: Box 13 - (1) Calculated in accordance with the rules of the U.S. Securities and Exchange Commission ("SEC") for calculating beneficial ownership, which requires the Reporting Person to assume conversion of all of such person's Class C Common Stock but conversion of no other Class C Common Stock.
  (2) Based on 98,076,575 shares of the Issuer's Class A Common Stock outstanding on November 8, 2024 as reported by the Issuer on a Form 10-Q filed with the SEC on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: loanDepot, Inc.
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine, California (CA), 92618
Comment: This Amendment No. 15 ("Amendment No. 15") to Schedule 13D (this "Schedule 13D") is filed by Anthony Hsieh (the "Reporting Person") and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of loanDepot, Inc., a Delaware corporation ("loanDepot" or the "Issuer"). Amendment No. 15 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022, January 10, 2023, February 7, 2023, April 6, 2023, May 28, 2024, August 20, 2024, September 3, 2024, September 10, 2024, September 16, 2024, November 5, 2024, November 25, 2024, December 5, 2024 and December 18, 2024 (as amended prior to the date hereof, the "Original Filing," and as amended by this Amendment No. 15, the "Statement") and is being filed to describe (i) an amended and restated settlement and cooperation agreement and (ii) a letter agreement, both entered into between the Reporting Person and the Issuer on March 6, 2025. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Filing is hereby amended to add the following:

On March 6, 2025, the Reporting Person, Class C Stockholders and the Issuer entered into an Amended and Restated Settlement and Cooperation Agreement (the "A&R Cooperation Agreement") with the Issuer. Pursuant to the terms of the A&R Cooperation Agreement, the Reporting Person agreed to reinstate and extend certain provisions of the Settlement and Cooperation Agreement dated April 4, 2023, including customary standstill, voting and other obligations with respect to the election or removal of directors with regard to the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"). These provisions are effective until the date that is 30 days prior to the deadline for stockholder nominations for director elections for the Issuer's 2026 annual meeting of stockholders. In addition, the A&R Cooperation Agreement memorializes the following actions by the Issuer's Board of Directors (the "Board"): (i) approval of Dawn Lepore and John Lee as the Issuer's Class I nominees who will stand for re-election at the 2025 Annual Meeting; and (ii) appointment of Nikul Patel as an advisor to the Board and the executive team, effective as of such date as agreed upon between the Board and Mr. Patel and with such compensation as approved by the Board. As a result, Chief Executive Officer ("CEO") Frank Martell's term as a Class I director shall expire at the 2025 Annual Meeting, at which time he shall step down from the Board, and the size of the Board will be decreased from eight (8) to seven (7) directors as of such time.

Mr. Martell will continue to serve as President and CEO until the earlier of June 4, 2025 or the date of the 2025 Annual Meeting (the "Transition Date"), while the Issuer conducts a search for a permanent CEO to succeed Mr. Martell. If a permanent CEO is not appointed by the Transition Date, the Board approved the appointment of the Reporting Person as interim CEO of the Issuer as of such date.

On March 3, 2025, the Board appointed the Reporting Person, who currently serves as Chairman of the Board, to an executive officer position of Executive Chairman, Mortgage Operations, of the Issuer, effective as of March 6, 2025. In connection with his appointment as Executive Chairman, Mortgage Operations, and potential appointment as interim CEO, the Reporting Person and the Issuer entered into a letter agreement dated March 6, 2025 (the "Letter Agreement") pursuant to which the Reporting Person will receive: (i) an annual base salary of $1, (ii) a monthly expense reimbursement allowance of $75,000, and (iii) subject to Board approval, an initial grant of 1.5 million performance stock units, which will vest in equal increments on achievement of stock price hurdles of $3, $5, and $7 based on the closing price of the Issuer's Class A Common Stock over any 30-trading day period during the two-year performance period commencing on March 6, 2025, and if the Reporting Person is still interim CEO as of March 1, 2026, an additional equity grant of 1.5 million performance stock units on the same terms as the initial grant. The Reporting Person will continue to serve as Chairman of the Board and will remain eligible to receive compensation under the Issuer's director compensation program, as disclosed on the Issuer's proxy statement for the 2024 annual meeting of stockholders.

The foregoing descriptions of the A&R Cooperation Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the A&R Cooperation Agreement and the Letter Agreement, which are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes is incorporated by reference herein and is as of the date hereof. Such information assumes there were 98,076,575 shares of the Issuer's Class A Common Stock outstanding on November 8, 2024 as reported by the Issuer on a Form 10-Q filed with the SEC on November 12, 2024. The Reporting Person also owns 15,097 unvested restricted stock units of the Issuer. By virtue of the relationship among the Reporting Person and the Class C Stockholders (as defined in the Original Filing), the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see Item 5(a) above.
Transactions in the class effected during the past sixty days: No transactions in Class A Common Stock were effected by the Reporting Person during the last sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Filing is hereby amended to add the following:

On March 6, 2025, the Reporting Person, Class C Stockholders and the Issuer entered into the A&R Cooperation Agreement as defined and described in Item 4 above and incorporated by reference as Exhibit 99.1 hereto. In addition, on March 6, 2025, the Reporting Person and the Issuer entered into the Letter Agreement as defined and described in Item 4 above and incorporated by reference as Exhibit 99.2 hereto.

Other Information

As previously disclosed, on May 30, 2024, the Reporting Person entered into a pre-arranged stock trading plan (the "Previous Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (a "Rule 10b5-1 Plan"). On November 20, 2024, the Reporting Person terminated the Previous Plan and entered into a new Rule 10b5-1 Plan (the "New Plan") with an earliest first trade date of February 19, 2025. The New Plan provides for the sale of up to 16 million shares of Class A Common Stock, subject to certain conditions, and expires on February 13, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 A&R Cooperation Agreement, dated as of March 6, 2025, by and among loanDepot, Inc., Anthony Hsieh, The JLSSAA Trust, established September 4, 2014, JLSA, LLC, Trilogy Mortgage Holdings, Inc., Trilogy Management Investors Six, LLC, Trilogy Management Investors Seven, LLC and Trilogy Management Investors Eight, LLC (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on March 6, 2025).

99.2 Letter Agreement by and between loanDepot, Inc. and Anthony Hsieh, dated March 6, 2025 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on March 6, 2025).

## Signatures
- Hsieh Anthony Li: /s/ Anthony Li Hsieh, Anthony Li Hsieh (03/07/2025)